PAPP INVESTMENT TRUST

FILED VIA EDGAR

January 28, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Papp Investment Trust

 File Nos. 811-22359

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond"), including an amendment, Endorsement No. 4 dated January 5, 2011, for the Papp Investment Trust (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under Exhibit 99.2.

Premiums for the Bond have been paid through the policy period ending February 11, 2011.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

 /s/ Tina H. Bloom

Tina H. Bloom

Assistant Secretary

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